KWESST Micro Systems Reports Second Quarter 2025 Financial Results

Further acceleration in revenue growth:

+250% 1H year-over-year

+160% Q2 year-over-year

Operating expenses reduced by 36% Q2 year-over-year

Cash balance increases by 54% over Q1 Fiscal 2025 to $4.4M

Ottawa, Ontario, May 16, 2025 - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") is pleased to announce the highlights of its second quarter of fiscal 2025 ("Q2 Fiscal 2025") results. This announcement is a summary only and should be read in conjunction with KWESST's unaudited condensed consolidated interim financial statements for the three and six months ended March 31, 2025 and 2024 and related management's discussion and analysis of financial condition and results of operations for the three and six months ended March 31, 2025, all of which have been filed on SEDAR+ and EDGAR. All figures presented in this release are in Canadian dollars, unless otherwise noted.

  "Q2 2025 was another pivotal quarter for KWESST as we continued to execute on our commercialization strategy," said Sean Homuth, President and CEO of KWESST.  "Our revenue continues to grow at triple digit rates, year over year, with increased momentum as Q2 2025 showed strong growth over Q1 2025.  At the same time we have also placed particularly strong focus on driving operational efficiency across the enterprise." said Mr. Homuth.

Highlights for the Period:

KWESST's commitment to execution of its strategy, its strong focus on cash management and capital allocation, and the beginning of KWESST's pivot from development stage to revenue ramp-up is evidenced by the following key metrics for the period:

  Revenue for Q2 Fiscal 2025 increased by 160% over Q2 Fiscal 2024, driven by continued ramp-up in its Canadian government defence contracts and growth in its ARWEN business;

  Operating expenses for Q2 Fiscal 2025 decreased by 36% over Q2 Fiscal 2024 as a result of optimizing the operational structure to put maximum focus on revenue generating activities and commercialization efforts as well as the completion of certain development activities with respect to PARA OPS;

  In Q2 Fiscal 2025, the operating loss was $1.7 million, a decrease of 41% over Q2 Fiscal 2024, driven primarily by increased revenue on government contracts as well as a decreases in consulting, engineering and professional fees as the Company has transitioned from R&D to commercialization across much of the portfolio as well as increasing operational efficiencies.

Summary of Operating and Financial Results

	Three months ended March 31,		Six months ended March 31,
(in thousands of $)	2025	2024	2025	2024
Revenue	1,264.2	485.9	2,151.8	614.9
Gross margin	314.0	242.2	718.5	188.4
Adjusted EBITDA[1]	(1,422.3)	(2,466.6)	(3,884.3)	(4,589.9)

1 See "Non-IFRS Measures" below

Operating Expenses

	Three months ended March 31,		Six months ended March 31,
(in thousands of $)	2025	2024	2025	2024
General and administrative	1,102.3	1,682.7	2,613.7	2,685.0
Selling and marketing	334.1	418.0	1,016.7	901.0
Research and development	299.9	705.6	972.5	1,289.9
Share-based compensation	26.3	61.0	77.4	124.5
Depreciation and amortization	285.9	319.7	600.4	641.1
Total Operating Expenses	2,048.6	3,187.0	5,280.7	5,641.4

Revenue

Total revenue increased by $0.8 million in Q2 Fiscal 2025 compared to Q2 Fiscal 2024, mainly due to an additional $0.8 million generated from the digitization business line. The increase is due to the significant ramp-up on the Land C4ISR contract in Q1 Fiscal 2025.

Gross Margin

Gross margin percentage decreased from 50% in Q2 Fiscal 2024 to 25% in Q2 Fiscal 2025 mainly due to unplanned extra effort expended in the quarter to close out a long-term project. The extra effort during this project directly benefited IP which is core to the Lightning project.

Outlook

Management expects revenue to continue to increase with the ramp-up of its Canadian Government Defence programs.  Management continues to work closely with industry partners and prime contractors on the outlook for growth.  The Company also expects revenue to increase with the expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products as well as the commercial launch of KWESST LightningTM.

Operating Expenses ("OPEX")

Total OPEX decreased by $1.1 million in Q2 Fiscal 2025 as compared to Q2 Fiscal 2024 due to the following factors:

  General and administrative expenses decreased by $0.6 million, primarily due to a decrease in professional fees due to a difference in timing on filings year over year, a reduction in insurance premiums as well as a decrease in travel and conference attendance;

  Selling and marketing expenses decreased by $0.1 million, due to a decrease in travel and conferences along with a decrease in consulting costs offset by increased headcount to reduce the reliance on consultants; and

  Research and development expenses decreased by $0.4 million, primarily due to a decrease in personnel costs along with a decrease in engineering costs related to the PARA OPS products because the Company is now in the commercialization stage and planning for production as compared to product development costs being incurred in the comparative prior year period.

Other income (expenses), net

For Q2 Fiscal 2025, total other income was $0.3 million, compared to total other expenses of $0.6 million in Q2 Fiscal 2024, resulting in an increase of $0.9 million. The change in other income (expenses) was driven mainly by:

  a $0.8 million favorable change in the fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at March 31, 2025. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired; and

  a $0.1 million increase in the foreign exchange gain due to fluctuations in the CAD/USD exchange rate in the current period as the majority of the Company's cash is held in USD.

Major Highlights - Q2 Fiscal 2025

The following is a summary of the major highlights that occurred during Q2 Fiscal 2025:

  On January 6, 2025, the Company announced the appointment of Mrs. Jennifer Welsh as Chief Financial Officer and Chief Compliance Officer of the Company effective February 3, 2025, replacing Mr. Kris Denis, who transitioned to a new role within the KWESST finance team reporting to Jennifer. In connection with her new role, Jennifer resigned from the Board of Directors and as Chair of the Audit Committee of the Company effective January 6, 2025. The Company also announced the appointment of Mr. James Yersh as a director of the Company and Chair of the Audit Committee effective January 6, 2025.

  On February 19, 2025, the Company announced that it had entered into a definitive securities purchase agreement for gross proceeds of approximately $3.5 million. As part of the offering, the Company issued 903,700 common shares, with no par value per share, and 2,884,179 pre-funded warrants to acquire one common share of the Company in lieu thereof, at a price of $0.928 per common share or pre-funded warrant, inclusive of the exercise price of $0.001 per pre-funded warrant. Each common share or pre-funded warrant is bundled with one common share purchase warrant of the Company. Each common share purchase warrant is immediately exercisable and entitles the holder to acquire one common share at an exercise price of $1.16 per common share purchase warrant for a period of 60 months following the closing of the offering. Subsequent to the share consolidation on April 24, 2025, the holders must exercise 21 common share purchase warrants to acquire one common share (see the summary of major highlights that occurred since Q2 Fiscal 2025 for additional information).

  On February 21, 2025, the Company announced the closing of the first tranche of a private placement of its securities for aggregate gross proceeds of $3,515,152. Due to investor interest, the Company increased the size of the offering with a second tranche totaling $140,606 which closed on February 25, 2025. Under this offering, the Company issued 151,515 common shares and an equivalent number of common share purchase warrants under the same terms as the first tranche of the offering.

  On March 18, 2025, the Company announced that it had filed notice of a meeting of shareholders, a management information circular, and related documents to convene a special meeting of shareholders. Shareholders of the Company were asked to approve a resolution, authorizing, if deemed advisable by the board of directors, the consolidation of the issued and outstanding common shares of the Company on the basis of one share for a maximum of every twenty-five (25) common shares issued and outstanding. The resolution was related to regaining compliance with the minimum bid price requirement on the Nasdaq. The Meeting took place on March 31, 2025.

  On March 28, 2025, the Company announced a strategic partnership with U.S.-based Nordon Inc. to bring elements of its production stateside under the signing of a non-binding memorandum of understanding dated March 27, 2025.  The parties are working towards a manufacturing agreement that will outline the terms of a long-term contract manufacturing arrangement by June 1, 2025.

The following is a summary of major highlights that occurred since Q2 Fiscal 2025:

  On April 1, 2025, the Company announced the results of its special meeting of shareholders. The consolidation resolution was approved by a majority of the votes cast by the holders of common shares of the Company, either present in person or represented by proxy.

  On April 21, 2025, the Company announced that it will effect a consolidation of the Company's issued and outstanding common shares on the basis of twenty-one (21) pre-consolidation shares for each one (1) post-consolidation share. The Consolidation was effective at 12:01 a.m. Eastern Daylight Time April 23, 2025, on the Nasdaq and was effective at 12:01 a.m. Eastern Daylight Time on April 24, 2025, on the TSX Venture Exchange. While the Shares were expected to begin trading on the Nasdaq market on a consolidated basis on or around April 23, 2025, due to the discrepancy in the effective date of the consolidation on both markets, trading in the securities of the Company was halted on April 23, 2025 and resumed trading on a consolidated basis on the Nasdaq and the TSX Venture Exchange at market open on April 24, 2025.

  On May 8, 2025, the Company announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the USD$1.00 per common share minimum requirement for 10 consecutive business days from April 24, 2025 to May 7, 2025. As a result, the listing matter has been closed.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer

welsh@kwesst.com

Sean Homuth, President and Chief Executive Officer

homuth@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

About KWESST

KWESST (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW; FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with applications across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties.

Although KWESST's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in 2025 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN and PARA OPS products, inability to meet timeline to commercialization for SaaS product, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement and execute its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measure used in this news release includes "Adjusted EBITDA". The Company calculates Adjusted EBITDA as a sum of revenue, cost of goods sold, general and administrative expense, sales and marketing expense, and research and development expense as determined by management. Adjusted EBITDA is provided to assist readers in determining the ability of the Company to generate cash from operations and to cover financial charges. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is operating loss.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.